FamTerra, Inc
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Sales Revenue	571.84
Total Income	571.84
Gross Profit	571.84
Expense	
Amortization	68,808.00
Bank Service Charges	201.69
Consultants	43,477.09
General & Administrative	6,721.51
Interest Expense	24,223.55
Legal & Professional	12,747.50
Payroll Expenses	25,846.17
Payroll Fees	135.00
Payroll Taxes	245.00
Rent Expense	600.00
Sales & Marketing	10,303.85
Taxes - State	800.00
Travel	2,839.18
Total Expense	196,948.54
Net Ordinary Income	(196,376.70)
Net Income	**(196,376.70)**